                                                                      EXHIBIT 99


                 RESTATEMENT OF CERTAIN EARNINGS PER SHARE DATA
              IN ACCORDANCE WITH SFAS NO. 128 "EARNINGS PER SHARE"

The following selected financial data previously provided in Item 6 of the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1997 and supplemental information previously provided in Note 13 to the Consolidated Financial Statements included in the Company's Annual Report to Shareholders for the fiscal year ended April 30, 1997 are being restated in connection with the adoption by the Company of SFAS No. 128 "Earnings Per Share."

ITEM 6. SELECTED FINANCIAL DATA.

         The following table presents selected consolidated financial data for the Company and its subsidiaries for each of the five fiscal years 1993 through 1997. All amounts are in thousands except per share data. Prior years per share amounts have been adjusted to reflect the three-for-two stock split, which was effective October 3, 1995.

                                                                                    Fiscal year ended
                                                  -------------------------------------------------------------------------------
                                                   April 30,           May 1,           May 3,          April 27,       April 28,
                                                     1997               1996             1995              1994           1993
                                                  (52 Weeks)         (52 Weeks)      (53  Weeks)        (52 Weeks)      (52 Weeks)
                                                  ----------         ---------       ----------         ----------      ----------
Sales .........................................   $9,357,007         $9,112,265       $8,086,794        $7,046,738      $7,103,374
Interest expense ..............................      274,746            277,411          210,585           149,243         146,491
Income before cumulative effect
  of accounting change ........................      301,871            659,319          591,025           602,944         529,943
Net income ....................................      301,871            659,319          591,025           602,944         396,313
Income before cumulative effect of accounting
  change per share--diluted ...................         0.81               1.75             1.58              1.56            1.36
Income before cumulative effect of accounting
  change per share--basic .....................         0.82               1.79             1.61              1.59            1.39
Net income per share--diluted .................         0.81               1.75             1.58              1.56            1.02
Net income per share--basic ...................         0.82               1.79             1.61              1.59            1.04
Short-term debt and current portion of
  long-term debt ..............................    1,163,442          1,082,169        1,074,291           439,701       1,604,355
Long-term debt, exclusive of
  current portion .............................    2,283,993          2,281,659        2,326,785         1,727,002       1,009,381
Total assets ..................................    8,437,787          8,623,691        8,247,188         6,381,146       6,821,321
Cash dividends per common share ...............         1.13 1/2           1.03 1/2         0.94              0.86            0.78

         Results recorded in 1997 include a pretax charge for restructuring and related costs of $647.2 million ($1.09 per diluted share). See Note 4 to the Consolidated Financial Statements beginning on page 44 of the Company's Annual Report to Shareholders for the fiscal year ended April 30, 1997. These charges were partially offset by gains recognized on the sale of the New Zealand ice cream business, $72.1 million pretax ($0.12 per diluted share) and real estate in the United Kingdom, $13.2 million pretax ($0.02 per diluted share). See Notes 3 and 13 to the Consolidated Financial Statements on pages 44 and 57, respectively, of the Company's Annual Report to Shareholders for the fiscal year ended April 30, 1997.

        Results recorded in 1996 include gains related to the sale of the Weight Watchers Magazine ($0.02 per diluted share) and the sale of two regional dry pet food product lines ($0.02 per diluted share) and a charge for restructuring costs at certain overseas affiliates ($0.01 per diluted share). See Note 13 to the Consolidated Financial Statements on page 57 of the Company's Annual Report to Shareholders for the fiscal year ended April 30, 1997.

         During 1995, the Company invested approximately $1.2 billion in acquisitions, the most significant of which was the North American pet food businesses of the Quaker Oats Company. See Note 2 to the Consolidated Financial Statements, beginning on page 41 of the Company's Annual Report to Shareholders for the fiscal year ended April 30, 1997.

         Results recorded in 1994 include gains from the sale of the confectionery business of Heinz Italy and the sale of Heinz U.S.A.'s Near East specialty rice business.

         During 1993, the Company adopted the provisions of SFAS No. 106 and elected immediate recognition of the accumulated postretirement benefit obligation for active and retired employees, resulting in an after-tax cumulative charge of $133.6 million (net of income tax benefit of $85.4 million), or $0.34 per diluted share. In addition, the adoption of SFAS No. 106 increased the Company's pretax postretirement benefit expense by $16.3 million ($0.03 per diluted share) in 1993.

         In 1993, restructuring charges of $192.3 million on a pretax basis ($0.30 per diluted share) were reflected in operating income. The major components of the restructuring plan related to employee severance and relocation costs ($99.0 million) and facilities consolidation and closure costs ($73.0 million).

Note: The basic per share amounts for the items noted above are not significantly different from the diluted per share amounts.

13. QUARTERLY RESULTS (UNAUDITED)

                                                                                      1997
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)      First          Second             Third            Fourth            Total
-----------------------------------------------------------------------------------------------------------------------------------
Sales                                          $2,208,760      $2,394,058        $2,307,538        $2,446,651        $9,357,007
Gross profit                                      795,639         847,504           848,289           480,484         2,971,916
Net income (loss)                                 179,530         177,520           174,387          (229,566)          301,871

Per Share Amounts:
Net income (loss)--diluted                          $0.48           $0.47             $0.47            $(0.62)            $0.81
Net income (loss)--basic                             0.49            0.48              0.47             (0.62)             0.82
Dividends                                            0.26 1/2        0.29              0.29              0.29              1.13 1/2

                                                                                      1996
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)      First          Second             Third            Fourth            Total
-----------------------------------------------------------------------------------------------------------------------------------
Sales                                          $2,094,293      $2,288,277        $2,193,138        $2,536,557        $9,112,265
Gross profit                                      774,308         822,931           812,308           927,361         3,336,908
Net income                                        174,469         158,167           156,484           170,199           659,319

Per Share Amounts:
Net income--diluted                                 $0.46           $0.42             $0.41             $0.45             $1.75
Net income--basic                                    0.47            0.43              0.42              0.46              1.79
Dividends                                            0.24            0.26 1/2          0.26 1/2          0.26 1/2          1.03 1/2

         Third-quarter 1997 results include restructuring and related costs ($0.03 per diluted share), partially offset by a gain on the sale of real estate in the U.K. ($0.02 per diluted share).

         Fourth-quarter 1997 results include restructuring and related costs ($1.06 per diluted share). (See Note 4 to the Consolidated Financial Statements.) These charges were partially offset by a gain on the sale of the New Zealand ice cream business ($0.12 per diluted share). (See Note 3 to the Consolidated Financial Statements.)

         Fourth-quarter 1996 results include gains related to the sale of the Weight Watchers Magazine ($0.02 per diluted share) and the sale of two regional dry pet food product lines ($0.02 per diluted share) and a charge for restructuring costs at certain overseas affiliates ($0.01 per diluted share).

         Fourth-quarter 1996 earnings also benefited from a lower effective tax rate resulting from the recognition of tax losses overseas and increased profits from operations in lower tax rate jurisdictions ($0.04 per diluted share). (See Note 5 to the Consolidated Financial Statements.)

Note: The basic per share amounts for the items noted above are not significantly different from the diluted per share amounts.